SR #05-01
Sutcliffe Resources Ltd. (SR TSX-V)
Shares outstanding 21,833,900
July 8, 2005 close $0.32

July 11, 2005

NEWS RELEASE

SUTCLIFFE RESOURCES LTD. (SR TSX-V) reports that it has initiated the summer exploration program on its Harrison Lake base and precious metal project in Southern British Columbia and its Beale Lake gold project in Northern British Columbia.

The Harrison Lake Project is a belt of ultramafic and metavolcanics and metasediments which extend from the BC Nickel Mine, 7 kilometres north of Hope B.C. over 60 kilometres along the east side of Harrison Lake. The company has identified 15 high priority sulphide related airborne ElectroMagnetic (AEM) targets in its pre-IPO work. Field crews are now on the property preparing grids for detailed ground geophysical surveying to assist in selecting drill hole locations. Two grids are presently being prepared at the north end of a 4.2 kilometre long AEM target and another highly prospective AEM target to the northeast. A recent property investigation revealed a wide zone of gossanous sulphide material associated with the long AEM target and sulphide bearing boulders on the target immediately to the northeast.

The Beale Lake Project, 75 kilometers northeast of Dease Lake, B.C. is a sheeted stockwork quartz-sulphide-scheelite vein and siliceous replacement mineralization system that has characteristics of both the Alaska Fort Knox and Pogo intrusion related gold deposits. Field crews are currently preparing the Beale project for an Induced Polarization (IP) survey which is designed to follow up on high grade gold samples as reported on by G.E. Nicholson, P.Geo. in his November 2004 report. The IP 3D array survey and subsequent detailed geological mapping and geochemical sampling is intended to define drill target locations.

The company completed its Initial Prospectus Offering (IPO) and was listed on the TSX –Venture Exchange on June 27th 2005. The IPO raised $2.3 million which included $750,000 of flow through monies to be spent on the Harrison and Beale projects.

Laurence Stephenson, President
Sutcliffe Resources Ltd.
Vancouver BC

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risk factors and uncertainties which may cause actual results to vary considerably from these statements. The risks and uncertainties include those described in the company’s quarterly filing with the SEC and other period filings.

Suite 420 – 625 Howe Street, Vancouver BC V6C 2T6,
(604)608-0223 Voice (604)608-0344 Fax